SAVARA, INC.

1717 Langhorne Newtown Road, Suite 303

Langhorne, PA 19047

May 20, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:	Savara, Inc.
Acceleration Request
Registration Statement on Form S-3
File No. 333-279274

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), Savara, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Tuesday, May 21, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Shawn M. Turner, of Holland & Knight LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Shawn M. Turner, Holland & Knight LLP, 1801 California Street, Suite 5000, Denver, CO 80202.

If you have any questions regarding this request, please telephone Shawn M. Turner at (303) 974-6645 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Matthew Pauls
Matthew Pauls
Chief Executive Officer

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